SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Paragon Trade Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69912K206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Roger Barton
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-5321
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 69912K206

    1.   Name of Reporting Person:  Ontario Teachers' Pension Plan Board

    2.   Check the Appropriate Box if a Member of a Group*

         (a)    [ ]

         (b)    [X]

    3.   SEC Use Only

    4.   Source of Funds:  00

    5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

    6.   Citizenship or Place of Organization:  Ontario, Canada

         Number of           7.   Sole Voting Power:             0
          Shares
       Beneficially          8.   Shared Voting Power:           2,401,953
      Owned By Each
        Reporting            9.   Sole Dispositive Power:        0
       Person With
                             10.  Shared Dispositive Power:      2,401,953

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,401,953

    12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:
         [ ]

    13.  Percent of Class Represented by Amount in Row (11):  20.02%

    14.  Type of Reporting Person:  EP

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D dated January 28, 2000, (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of Paragon Trade Brands, Inc., a Delaware corporation ("Paragon"), whose principal executive office is located at 180 Technology Parkway, Norcross, Georgia 30092. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. All references to "the Board" in the Schedule 13D are hereby replaced with "Teachers."

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "(a) This Schedule 13D is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

         (b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth in Schedule A hereto and is incorporated by reference.

         (d) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons identified in Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons identified in Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the directors, controlling persons and executive officers of Teachers is a citizen of Canada."

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "Under the terms of the Stock Purchase Agreement, PTBA had committed to purchase up to an aggregate of 11,712,635 shares of Common Stock (less the 196,230 shares of Common Stock subscribed for pursuant to a now completed rights offering made to certain Paragon stockholders), although PTBA retained the right to assign its right to purchase any or all of such shares to one or more assignees. Pursuant to that right, PTBA assigned the right to purchase 2,401,953 shares of Common Stock to Teachers and 2,401,953 shares of Common Stock to Co-Investment Partners, L.P. ("CIP").

         Pursuant to a Shareholders' Agreement, dated January 28, 2000 (the "Shareholders' Agreement"), among Paragon, PTBA, CIP and Teachers, each of CIP and Teachers has granted PTBA an irrevocable proxy to vote (or grant written consent in lieu of voting) the shares owned by them on all matters other than a proposal to amend or eliminate Article 5 of Paragon's Amended and Restated Certificate of Incorporation. In addition, under the terms of the Shareholders' Agreement, PTBA has the right to cause each of CIP and Teachers to sell their shares of Common Stock to a third party pro rata with the sale by PTBA of its shares to such third party if (i) at the time of such sale PTBA owns more than 50% of the outstanding shares of Common Stock, and (ii) PTBA proposes to sell more than 50% of its shares to such third party as part of such transaction. Teachers does not have any rights to vote or cause the disposition of the shares of Common Stock owned by PTBA or CIP. The Shareholders' Agreement is filed as
Exhibit 3 to the Schedule 13D and is incorporated herein by reference. Teachers acquired shares of Common Stock of Paragon for investment purposes.

         On December 3, 2001, PTBA, together with Teachers and CIP, entered into a Stock Purchase Agreement and Plan of Merger, dated as of December 3, 2001 (the "Sale Agreement"), by and among Tyco Healthcare Retail Group, Inc. ("Tyco Healthcare"), Tyco Healthcare Acquisition Corp. ("Acquisition"), Paragon, PTBA, CIP, Teachers and Citicorp North America, Inc. ("Citicorp"). Pursuant to the Sale Agreement, PTBA, CIP, Teachers and Citicorp have agreed to sell all of the shares of Paragon Common Stock that they hold to Acquisition, a wholly-owned subsidiary of Tyco Healthcare, for a cash price per share of $43.50 (the sale by PTBA, CIP, Ontario and Citicorp of their shares of Paragon Common Stock to Acquisition pursuant to the Sale Agreement is referred to as the "Stock Sale"). In addition the Sale Agreement contemplates that following the closing of the Stock Sale, Tyco Healthcare will cause Acquisition to merge (the "Merger") with and into Paragon pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL") and as a result thereof each remaining outstanding share of Paragon common stock (other than shares held by Acquisition or its affiliates and shares held by holders who properly perfect appraisal rights under Section 262 of the
DGCL) will be converted into the right to receive $43.50 per share in cash. As a result of the Stock Sale, Teachers will no longer hold any shares of Paragon Common Stock and Paragon will become a majority owned subsidiary of Acquisition. As a result of the Merger, Paragon will become a wholly-owned subsidiary of Tyco Healthcare. The completion of the Stock Sale and the Merger are subject to the satisfaction of a number of conditions, including customary regulatory review. A copy of the Sale Agreement is filed as Exhibit 6 hereto and incorporated by reference herein."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The disclosure in Item 6 is hereby amended by adding the following two paragraphs after the seventh paragraph:

         "Pursuant to the terms of the Sale Agreement, the Shareholders' Agreement and the Registration Rights Agreement will terminate effective upon the closing of the Stock Sale. In addition, the parties to the Sale Agreement who are also parties to the Shareholders' Agreement and the Registration Rights Agreement, have agreed to waive any rights that they may have under the Shareholders' Agreement or the Registration Rights agreement in connection with the transactions contemplated by the Sale Agreement.

         In addition, pursuant to the Sale Agreement, PTBA, CIP, Teachers and Citicorp have each agreed that until the earlier of the closing of the Stock Sale or the termination of the Sale Agreement, they will vote their shares at any Paragon stockholder meeting against any action that (i) would cause Paragon to breach any of its representations, warranties, covenants or agreements under the Sale Agreement, (ii) would result in any conditions to Paragon's obligations under the Sale Agreement not being satisfied, or (iii) is intended, or would reasonable be expected, to impede, interfere, delay discourage or adversely affect the Sale Agreement or the transactions contemplated by the Sale Agreement."

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby supplemented to include the filing of the following additional Exhibit:

         "6. Stock Purchase Agreement and Plan of Merger, dated as of December 3, 2001, by and among Tyco Healthcare Retail Group, Inc., Tyco Healthcare Acquisition Corp., Paragon, PTBA, CIP, Teachers and Citicorp North America, Inc., including a Guarantee of Tyco International LTD."

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 10, 2001

                                            ONTARIO TEACHERS' PENSION PLAN BOARD


                                            /s/ Roger Barton
                                            -----------------------
                                            Name: Roger Barton
                                            Title: Vice President, General
                                                   Counsel and Secretary

                                   SCHEDULE A

         Executive Officers, Controlling Persons and Directors of Teachers, each of whom is a citizen of Canada.

                        Residence or                Principal Occupation
Name                  Business Address              Employment
----                  ----------------              ----------

Claude Lamoureux     5650 Yonge Street          President and Chief Executive
                     5th Floor                  Officer of Teachers
                     Toronto, Ontario
                     M2M 4H5

Robin Korthals       Royal Trust Tower          Chair
(Chairperson)        Toronto Dominion Centre
                     77 King Street West
                     Suite 4545
                     Toronto, Ontario
                     M5K 1K2

Jalynn Bennett       247 Davenport Road         President of Jalynn H. Bennett
(Director)           Suite 303                  Associates, a strategic planning
                     Toronto, Ontario           consulting firm whose principal
                     M5R 1J9                    business address and office are
                                                the same as for Ms. Bennett

David Lennox         55 Lombard Street          Retired Secretary for Ontario
(Director)           Suite 413                  Teachers' Federation, a
                     Toronto, Ontario           teachers' union
                     M5C 2R7

Ann Finlayson        440 Markham Street         Self-employed journalist,
(Director)           Toronto, Ontario           speaker, freelance editor and
                     M6G 2L2                    consultant

Lucy Greene          1736 Caughey Lane          Retired Human Resources
(Director)           Penetang, Ontario          Executive for Sun Life Assurance
                     L9M 1X4                    Company of Canada

Geof Clarkson        P.O. Box 251               Retired Partner with Ernst
(Director)           Toronto-Dominion Centre    & Young
                     Toronto, Ontario
                     M5K 1J7

Gary Porter          820-439 University Ave.    Self-employed Chartered
(Director)           Toronto, Ontario           Accountant
                     M5G 1Y8

Ralph Lean, Q.C.     Cassels Brock & Blackwell  Corporate & Commerical Lawyer
(Director)           40 King Street West
                     Suite 2100
                     Toronto, Ontario
                     M5H 3C2

John S. Lane, C.F.A. 77 Dawlish Avenue          Retired Senior Vice President,
(Director)           Toronto, Ontario           Investments Sun Life Assurance
                     M4N 1H2                    Company of Canada

Robert Bertram       5650 Yonge Street          Executive Vice President,
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Allan Reesor         5650 Yonge Street          Executive Vice President, Member
                     5th Floor                  Services and Chief Information
                     Toronto, Ontario           Officer of Teachers
                     M2M-4H5

John Brennan         5650 Yonge Street          Vice President, Human Resources
                     5th Floor                  and Public Affairs of Teachers
                     Toronto, Ontario
                     M2M-4H5

Andrew Jones         5650 Yonge Street          Vice President, Finance of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Peter Maher          5650 Yonge Street          Vice President, Audit Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Roger Barton         5650 Yonge Street          Vice President, General Counsel
                     5th Floor                  and Secretary of Teachers
                     Toronto, Ontario
                     M2M-4H5

Rosemarie McClean    5650 Yonge Street          Vice President, Client Services
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Morgan McCague       5650 Yonge Street          Senior Vice President,
                     5th Floor                  Quantitative Investments of
                     Toronto, Ontario           Teachers
                     M2M-4H5

Marcus Dancer        5650 Yonge Street          Vice President, Quantitative
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Neil Petroff         5650 Yonge Street          Senior Vice President,
                     5th Floor                  International Equity Indexes,
                     Toronto, Ontario           Fixed Income and Foreign
                     M2M-4H5                    Exchange of Teachers

Brian Gibson         5650 Yonge Street          Senior Vice President, Active
                     5th Floor                  Equities of Teachers
                     Toronto, Ontario
                     M2M-4H5

Dean Metcalf         5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Leo de Bever         5650 Yonge Street          Senior Vice President, Research
                     5th Floor                  & Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5

Russ Bruch           5650 Yonge Street          Vice President, Research &
                     5th Floor                  Economics of Teachers
                     Toronto, Ontario
                     M2M-4H5

Phil Nichols         5650 Yonge Street          Vice President, MIS Member
                     5th Floor                  Services of Teachers
                     Toronto, Ontario
                     M2M-4H5


Sean Rogister        5650 Yonge Street          Vice President, Fixed Income of
                     5th Floor                  Teachers
                     Toronto, Ontario
                     M2M-4H5

Barbara Zvan         5650 Yonge Street          Vice President, Asset Mix & Risk
                     5th Floor                  Management, Research & Economics
                     Toronto, Ontario           of Teachers
                     M2M-4H5

Wayne Kozun          5650 Yonge Street          Vice President, TAA & Real
                     5th Floor                  Return, Research & Economics of
                     Toronto, Ontario           Teachers
                     M2M-4H5

Bruce Ford           5650 Yonge Street          Vice President, International
                     5th Floor                  Equity Indices & Foreign
                     Toronto, Ontario           Exchange of Teachers
                     M2M-4H5

Mark MacDonald       5650 Yonge Street          Vice President, Merchant Banking
                     5th Floor                  of Teachers
                     Toronto, Ontario
                     M2M-4H5

Ron Mock             5650 Yonge Street          Vice President, Alternative
                     5th Floor                  Investments of Teachers
                     Toronto, Ontario
                     M2M-4H5

Jim Leech            5650 Yonge Street          Senior Vice President, Merchant
                     5th Floor                  Banking of Teachers
                     Toronto, Ontario
                     M2M-4H5